

07003203

07003203

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......12.00	

SEC FILE NUMBER
8- 66233

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FOR THE PERIOD BEGINNING ___1/1/06___ AND ENDING ___12/31/06___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CHAMPLAIN ADVISORS, LLC**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

820 NORTH STREET
(No. and Street)

GREENWICH   **CT**   **06831**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
TERENCE M. CRIKELAIR   212-686-7949 x 112
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAKAY, GREGORY H.
(Name – if individual, state last, first, middle name)

256 COLUMBIA TURNPIKE, SUITE 213A   FLORHAM PARK, NJ   07932
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAY 1 3 2008

THOMSON REUTERS

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _Terence M. Crikelair_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Champlain Advisors, LLC_ , as of _February 26_ , 20_07_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Member
Title

_____
Notary Public

THOMAS J. ANDERSEN
NOTARY PUBLIC
MY COMMISSION EXPIRES NOV. 30, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**

Champlain Advisors, LLC

Audited Financial Statements for the years ended 2006 and 2005

SEC Registration Number: 8-66233

CRD Registration Number: 129560

CHAMPLAIN ADVISORS, LLC

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

GREGORY H. BAKAY

Certified Public Accountant • Certified Valuation Analyst

256 Columbia Turnpike • Suite 213A • Florham Park, New Jersey 07932
Phone: 973-377-2117 • Facsimile: 973-377-0115



INDEPENDENT AUDITOR'S REPORT

To the Members of
Champlain Advisors, LLC

I have audited the balance sheets of Champlain Advisors, LLC as of December 31, 2006 and 2005 and the related statements of income, members' capital, and cash flows for the years ended December 31, 2006 and 2005. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Champlain Advisors, LLC at December 31, 2006 and 2005, and the results of their operations, changes in members' capital and their cash flows for the years ended December 31, 2006 and 2005, in conformity with accounting principles generally accepted in the United States.

Gregory Bakay

Gregory H. Bakay, CPA
Florham Park, New Jersey
February 28, 2007

CHAMPLAIN ADVISORS, LLC
BALANCE SHEETS
DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS		
Cash	$ 382,717	$ 167,560
Receivables from Customers	1,008,283	360,190
Property and Equipment-Net of Accumulated Depreciation	33,718	39,900
Prepaid Expenses	28,207	8,489
TOTAL ASSETS	$ 1,452,925	$ 576,139
LIABILITIES & MEMBERS' CAPITAL		
Cash Overdraft		74,270
Accounts Payable	34,430	58,512
Accrued Expenses		92,942
MEMBERS' EQUITY		
Members' Capital	(1,447,088)	239,885
Net Income	2,900,013	243,312
Total Members' Capital	1,452,925	483,197
TOTAL LIABILITIES & MEMBERS' CAPITAL	$ 1,452,925	$ 576,139

See accompanying notes and auditor's report.
Page 3

CHAMPLAIN ADVISORS, LLC
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
REVENUES:		
Placement Fees	$ 3,767,270	$ 565,625
Interest Income	26,254	702
Reimbursed Expenses	177,608	
TOTAL REVENUES	3,971,132	566,327
EXPENSES:		
Selling Expenses	905,293	170,432
General & Administrative Expenses	150,325	139,804
Depreciation	13,353	12,779
Disposal of Fixed Assets	2,148	
Total Expenses	1,071,119	323,015
Net Income	$ 2,900,013	$ 243,312

CHAMPLAIN ADVISORS, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ 2,900,013	$ 243,312
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	13,353	12,779
Loss on Fixed Assets Disposed	2,148	
INCREASES IN CASH BY:		
Increase Accounts Payable	-	31,503
Increase Accrued Expense	-	58,512
DECREASES IN CASH BY:		
Increasing Accounts Receivables	(648,093)	(207,513)
Increasing Prepaid Expenses	(19,718)	(8,489)
Decreasing Accounts Payable	(34,430)	-
Decreasing accrued liabilities	(58,512)	-
Total adjustments	(745,252)	(113,208)
NET CASH PROVIDED BY OPERATING ACTIVITIES	2,154,761	130,104
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Fixed Assets	(9,319)	(19,570)
NET CASH USED BY INVESTING ACTIVITIES	(9,319)	(19,570)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to Members	(1,930,285)	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	(1,930,285)	-
NET INCREASE IN CASH	215,157	110,534
CASH AND EQUIVALENTS, Beginning	167,560	57,026
CASH AND EQUIVALENTS, Ending	$ 382,717	$ 167,560

CHAMPLAIN ADVISORS, LLC
STATEMENTS OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Members' Capital – January 1,	$ 483,197	$ 289,885
Add:		
Net Income for the year ended December 31,	2,900,013	243,312
Less:		
Distributions to Members	(1,930,285)	
Members' Capital – December 31,	$ 1,452,925	$ 483,197

See accompanying notes and auditor's report.

CHAMPLAIN ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

NOTE 1 - SUMMARY OF SIGNIFICIANT ACCOUNTING POLICIES

Nature of Operations

Champlain Advisors, LLC is a broker-dealer registered with the Securities and Exchange
Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).
The principal business of Champlain Advisors, LLC is to advise alternative asset managers
regarding capital raising and to arrange commitments from institutional investors to provide such
capital. Champlain Advisors, LLC clients include managers of venture capital, leverage buyout
and other types of alternative investments. The investors with whom the firm deals include
public and private pension funds, endowments, trusts and foundations and other financial
institutions.

Basis of Presentation

The statements are prepared in accordance with accounting principles generally accepted in the
United States.

Revenue Recognition

Revenue is recognized based on the terms of contractual agreements with clients. Revenue is
considered earned when capital is committed by investors and is attributable to the Company.
Upon the commitment by investors of capital, it is understood that the Company has earned a
non-refundable placement fee.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting
principles requires management to make estimates and assumptions that affect the reported
amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of
the financial statements and the reported amounts of revenues and expenses during the reporting
period. Actual results could differ from those estimates.

Trade Accounts Receivable

Trade accounts receivable are stated at the amount management expects to collect from
outstanding balances. Management provides for probable uncollectible amounts through a
charge to earnings and a credit to a valuation allowance based on its assessment of the current
status of individual accounts. Management believes that all accounts receivable as of December
31, 2006 are fully collectible. Accordingly, no reserve for bad debts exists at December 31,
2006.

Page 7

Property and Equipment

Property and equipment is stated at cost and depreciated principally by the straight-line method over the estimated useful lives of the assets. Management assesses the recoverability of the carrying amount of property and equipment if certain events or changes occur, such as a significant decrease in market value of the assets or a significant change in the business conditions in a particular market.

Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the regulations of the Company.

NOTE 2 – CONCENTRATION OF RISK

Net Sales for the year ended December 31, 2006 includes sales to three major customers, each of which accounted for more than 10 % of the total net sales of the Company, as follows:

Customer	Percent of Sales	Receivables at December 31, 2006
A	64.1	$ 0
B	25.2	770,000
	93.1	$ 770,000

NOTE 3-WITHDRAWAL OF A PARTNER

In 2006, a partner acquired a withdrawing partner's 50% interest through a cash distribution. Therefore, the Company will operate as a single member limited liability company .

CHAMPLAIN ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

NOTE 4 – ACCOUNTS RECEIVABLES FROM CUSTOMERS

At December 31, accounts receivables consisted of the following:

	2006	2005
Current Receivables	$ 734,720	$ 124,440
Long-Term Receivables	273,563	235,750
Total	$1,008,283	$ 360,190

NOTE 5 – PROPERTY AND EQUIPMENT

Property and Equipment consist of the following:

	2006	2005
Computer Hardware	$ 38,376	$ 30,484
Furniture and fixtures	14,126	17,374
Software	18,793	17,366
	71,295	65,224
Less: Accumulated depreciation	37,577	25,324
Net Property and Equipment	$ 33,718	$ 39,900

NOTE 6 - ACCOUNTS PAYABLE

Balance comprised of the following:

	2006	2005
Trade Payables - Related Parties	$ 0	$ 26,792
Trade Payables – Vendors	0	7,638
Total	$ 0	$ 34,430

Page 9

NOTE 7 – RELATED PARTY TRANSACTIONS

Lease Commitments

The Company leases its office space under a five year lease expiring December 2009, from Terence Crikelair, a member of the Company. The lease requires monthly rentals of $3,000.

Rent expense for the years ended December 31, 2006 amounted to $36,000. Future minimum rentals under the operating leases for the years ending December 31 are as follows:

	2006
2007	$ 36,000
2008	36,000
2009	36,000
Total	$108,000

NOTE 8 – NET CAPITAL REQUIREMENTS

Champlain Advisors, LLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, Champlain Advisors, LLC had net capital of $ 1,452,925, which was $ 377,717 in excess of its required net capital of $ 5,000.

NOTE 9 – SUPPLEMENTAL DISCLOSURES OF CASH FLOW STATEMENT

During the years ended December 31, 2006 and 2005 cash payments for interest expense and income taxes were as follows:

	2006	2005
Interest paid	$ -0-	$ -0-
Taxes paid	-0-	-0-
	$ -0-	$ -0-

CHAMPLAIN ADVISORS, LLC
STATEMENTS OF TAX DEDUCTIBLE ...
DECEMBER 31, 200...

INDEPENDENT AUDITOR'S REPORT ON ADDITIONAL INFORMATION

To the Members of
Champlain Advisors, LLC

My report on my audit of the basic financial statements of Champlain Advisors, LLC for 2006 appears on pages two through ten. That audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The Computation of Net Capital and the Computation of Net Capital Requirements are presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gregory H. Bakay, CPA
Florham Park, New Jersey
February 28, 2007

CHAMPLAIN ADVISORS, LLC
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2006

1. Total ownership equity from Statement of Financial Condition $1,452,925

2. Deduct ownership equity not allowable for Net Capital _____0_

3. Total ownership equity qualified for Net Capital 1,452,925

4. Add:

   A. Liabilities subordinated to claims of general creditors
   allowable in computation of net capital _____0_

5. Total capital and allowable subordinated liabilities 1,452,925

6. Deductions and/or charges:
   A. Total nonallowable assets from
   Statement of Financial Condition $1,070,208

   B. Secured demand note deficiency

   C. Commodity futures contracts and
   spot commodities – proprietary
   capital charges 0

   D. Other deductions and/or charges _____0_ 1,070,208

7. Other additions and/or credits 0

8. Net capital before haircuts on securities positions 382,717

9. Haircuts on securities (computed, where applicable,
pursuant to 15c3-1(f):

   A. Contractual securities commitments 0

   B. Subordinated securities borrowings 0

   C. Trading and investment securities: 0
      1. Exempted securities
      2. Debt securities
      3. Options
      4. Other securities

   D. Undue Concentration _____0_

10. Net Capital $382,717

CHAMPLAIN ADVISORS, LLC
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
DECEMBER 31, 2006

Part A

11. Minimum net capital required

12. Minimum dollar net capital requirement of reporting broker or
    dealer and minimum net capital requirement of subsidiaries.   5,000

13. Net capital requirement (greater of line 10 or 11)   5,000

14. Excess net capital (line 10 less 13) $377,717

15. Excess of net capital at 1000% (line 10 less 10% of indebtedness) $382,717

REPORT
ON INTERNAL CONTROL

To the Members of
Champlain Advisors, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Champlain Advisors, LLC (the Company) for the year ended December 31, 2006, I considered its internal control in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Develop an Accounting Procedures Manual

I noted that the Company does not have an accounting procedures manual. There may be an assumption that because the Company's accounting system is relatively simple and accounting personnel have direct and easy access to management when questions arise, there is no need for a manual. However, written procedures, instructions, and assignments of duties will prevent or reduce misunderstandings, errors, inefficient or wasted effort, duplicated or omitted procedures, and other situations that can result in inaccurate or untimely accounting records. A well-devised accounting manual can also help to ensure that all similar transactions are treated consistently, that accounting principles used are proper, and that records are produced in the form desired by management. A good accounting manual should aid in the training of new employees and possibly allow for delegation to other employees of some accounting functions management performs.

It will take some time and effort for management to develop a manual; however, I believe this time will be more than offset by time save later in training and supervising accounting personnel. Also, in the process of the comprehensive review of existing accounting procedures for the purpose of developing the manual, management might discover procedures that can be eliminated or improved to make the system more efficient and effective.

Champlain Advisors, LLC
Report on Internal Control
Page 3

Champlain Advisors, LLC
Report on Internal Control
Page 4

Expenses- During our audit we examined vendor invoices which did not indicate entry in the general ledger, account classification and payment approval. Such procedures prevent duplicate recording of expenses and payments. In addition, management's assertions are communicated to personnel assigned to classifying transactions.

Internal control comprises the plan of organization and all of the co-ordinate methods and measures adopted within a business to safeguard its assets, check the accuracy and reliability of its accounting data, promote operational efficiency, and encourage adherence to prescribed managerial policies. Management should raise the standards of the company's internal control environment in order to meet the above-mentioned objectives.

Develop a Control Environment

Management has to take the lead in creating an atmosphere of control consciousness. If management has a high regard for maintaining reliable accounting records and adhering to established policies and procedures, then employees are likely to be more conscientious in performing their duties.

Develop an Information and Communication System

A system of information and communication consists of procedures and records established to initiate, record, process, and report transactions and conditions and to maintain accountability for the company's assets, liabilities, and equity.

Improve Segregation of Accounting Department Duties

Although the small size of the Company's office staff limits the extent of separation of duties, certain steps should be taken to separate incompatible duties. The basic premise is that no one employee should have access to both physical assets and the related accounting records or to all phases of a transaction.

Management Letter Points

Develop an Internal Control System

I am recommending the following management points because during the course of the audit, I noticed control concerns that should be addressed by Champlain Advisors, LLC management. Due to the limited number of transactions, small in size, these concerns are not material to the financial statement assertions. I believe, however, that certain steps should be taken to remediate them. During the audit of the Company's books and records, I noticed the following:

Cash Accounts - There was not a proper cut-off at year-end recording receipts and disbursements. In addition, checks were batched and recorded by journal entry. This procedure did not allow for a proper audit trail. Identifying amounts in the general ledger expense categories was difficult to trace to vendor invoices and expense reports.

Accounts Receivable - The Company does not maintain an accounts receivable subsidiary ledger. This currently is problematic. As the company grows, an accounts receivable system would assist in safeguarding company assets.

Fixed Assets - Management should develop a policy as to which transactions should be capitalized as fixed assets. I discovered computer equipment of a material amount that were not recorded as fixed assets.

Revenue - The Company does not maintain a sales journal which records invoices in sequential order Also, duplicate invoice numbers were issued to different customers. The lack of an invoicing system hindered the complete review of accounts receivable. As mentioned under accounts receivable, this situation is becoming problematic as the company grows.

Champlain Advisors, LLC
Report on Internal Control
Page 2

Because of inherent limitations in internal control or the practices and procedures referred to
above, error or fraud may occur and not be detected. Also, projection of any evaluation of them
to future periods is subject to the risk that they may become inadequate because of changes in
conditions or that the effectiveness of their design and operation may deteriorate.

 My consideration of internal control would not necessarily disclose all matters in internal
control that might be material weaknesses under standards established by the American Institute
of Certified Public Accountants. A material weakness is a condition in which the design or
operation of the specific internal control components does not reduce to a relatively low level the
risk that error or fraud in amounts that would be material in relation to the financial statements
being audited may occur and not be detected within a timely period by employees in the normal
course of performing their assigned functions. However, I noted some matters involving internal
control that I believe should be improved. (See management letter points attached).

I understand that practices and procedures that accomplish the objectives referred to in the
second paragraph of this report are considered by the SEC to be adequate for its purposes in
accordance with the Securities Exchange Act of 1934 and related regulations, and that practices
and procedures that do not accomplish such objectives in all material respects indicate a material
inadequacy for such purposes. Based on this understanding and on my study, I believe that the
Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's
objectives.

This report is intended solely for the information and use of the members, management, the SEC,
the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on
rule 17a-5(g) under the Securities and Exchange Act of 1934 in the regulation of registered
brokers and dealers, and is not intended to be and should not be used by anyone other than these
specified parties.

Gregory H. Bakay, CPA
Florham Park, New Jersey
February 28, 2007

